New York - AG	April 16, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Produces 6.3 Million Silver Equivalent Ounces in First Quarter
Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the first quarter of 2019 reached 6.3 million silver equivalent ounces. Total production consisted of 3.3 million ounces of silver, 32,037 ounces of gold, 2.7 million pounds of lead and 1.3 million pounds of zinc.
“We had a solid start to 2019 with first quarter production totaling 6.3 million silver equivalent ounces,” said Keith Neumeyer, President and CEO. “Pure silver production increased 2% to 3.3 million ounces as a result of higher grades at the San Dimas and La Encantada mines. The commissioning progress of the new La Encantada roaster improved in the month of March but remained below throughput guidance for the full quarter. Nevertheless, La Encantada recorded a significant 60% increase in silver production in the quarter due to higher grades and tonnes processed. Finally, we continue to expect our investments in new innovations such as high-intensity grinding and microbubbles to begin to bear fruit in the second half of 2019 with higher recoveries and production at the Santa Elena, La Encantada and La Parrilla operations.
PRODUCTION TABLE

	Q1 2019	Q1 2018	Y/Y Change	Q4 2018	Q/Q Change
Ore processed / tonnes milled	831,261	809,775	3%	850,272	(2%)
Total production - ounces of silver equivalent	6,273,677	3,879,678	62%	6,485,761	(3%)
Total silver ounces produced	3,331,388	2,167,030	54%	3,250,816	2%
Gold ounces produced	32,037	15,887	102%	34,487	(7%)
Pounds of lead produced	2,661,088	4,448,378	(40%)	3,294,360	(19%)
Pounds of zinc produced	1,265,438	1,611,699	(21%)	1,466,812	(14%)

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 831,261 tonnes, representing a 2% decrease compared to the previous quarter. The slight decrease in tonnes processed compared to the prior quarter was primarily due to the Company’s decision to reduce throughput at its two concentrate plants, La Parrilla and Del Toro, offset by a 30% increase of tonnes processed at La Encantada.

Consolidated silver grades in the quarter averaged 150 g/t compared to 144 g/t in the previous quarter. This 4% increase was primarily the result of higher grades at San Dimas and La Encantada. Consolidated gold grades averaged

1.26 g/t compared to 1.31 g/t in the prior quarter representing a 4% decrease due to lower underground grades at Santa Elena.

Consolidated silver and gold recoveries averaged 83% and 96%, respectively, and consistent with the previous quarter. The Company continues to expect further improvements in recoveries associated with the installation of the microbubble flotation cells at La Parrilla and the high-intensity grinding (“HIG”) mills at Santa Elena and La Encantada in 2019.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
San Dimas	163,264	1,814	1,404,454	21,095	—	—	3,172,270
Santa Elena	219,941	2,444	587,195	9,735	—	—	1,403,364
La Encantada	269,611	2,996	720,959	33	—	—	723,699
San Martin	62,148	691	331,539	1,069	—	—	421,091
La Parrilla	91,158	1,013	219,485	82	1,946,096	1,265,438	441,095
Del Toro	25,138	279	67,757	23	714,992	—	112,158
Total	831,261	9,236	3,331,388	32,037	2,661,088	1,265,438	6,273,677

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $15.57 per ounce; Gold: $1,304 per ounce; Lead: $0.92 per pound; Zinc $1.23 per pound.

At the San Dimas Silver/Gold Mine:

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During the quarter, San Dimas produced 1,404,454 ounces of silver and 21,095 ounces of gold for a total production of 3,172,270 silver equivalent ounces, reflecting a 1% increase compared to the prior quarter.

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The mill processed a total of 163,264 tonnes with average silver and gold grades of 287 g/t and 4.18 g/t, respectively. Silver and gold grades improved 10% and 8%, respectively, compared to the prior quarter due to higher grades in the Victoria and Jessica areas along with improvements in mine dilution controls.

•	Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter.

At the Santa Elena Silver/Gold Mine:

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During the quarter, Santa Elena produced 587,195 ounces of silver and 9,735 ounces of gold for a total production of 1,403,364 silver equivalent ounces, reflecting a 12% decrease compared to the prior quarter primarily due to lower underground gold grades.

•	The mill processed a total of 219,941 tonnes, consisting of 136,984 tonnes of underground ore and 82,957 tonnes from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 121 g/t and 1.87 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 47 g/t and 0.78 g/t, respectively.

•	Silver and gold recoveries averaged 89% and 95%, respectively, during the quarter.

•	The Company is planning to convert Santa Elena from diesel power to liquid natural gas (“LNG”) generated power by the end of the year. This transition is expected to substantially reduce energy costs.

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The installation of the HIG mill and related auxiliary facilities were approximately 70% complete at the end of March. Concrete foundations and buildings for the electrical control room and motor control center were completed during the quarter. The HIG mill motor and water flow metres were delivered to site and are expected to be installed in April. The project remains on time with commissioning activities to begin in the second quarter.

At the La Encantada Silver Mine:

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During the quarter, silver production reached 720,959 ounces representing a 60% increase from the previous quarter. The increase in silver production was primarily due to a 14% increase in silver grades, 8% increase in recoveries and a 30% increase in tonnes milled compared to the previous quarter.

•	Silver grades and recoveries during the quarter averaged 126 g/t and 66%, respectively.

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Production from the San Javier and La Prieta sub-level caving areas as well as the 660 area produced 118,043 tonnes with an average silver grade of 118 g/t, or approximately 44% of total quarterly production.

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Commissioning activities for the roaster continued throughout the first quarter with the circuit processing a total of 8,686 tonnes of tailings material (912 tonnes in January, 999 tonnes in February and 6,775 tonnes in March) in several production campaigns. Silver grades and recoveries averaged 100 g/t and 65%, respectively. Commissioning activities will continue throughout the second quarter with additional modifications to optimize the material discharge area and to control the amount of ultra fine particles reporting to the dust collectors. Throughput is expected to continue to ramp up as system modifications are completed.

At the San Martin Silver Mine:

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During the quarter, San Martin produced 331,539 ounces of silver and 1,069 ounces of gold for a total production of 421,091 silver equivalent ounces, reflecting an 18% decrease compared to the prior quarter. The decrease in production was primarily attributed to lower silver grades and throughput being sourced from the Rosario mine.

•	Silver grades and recoveries averaged 187 g/t and 89%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.58 g/t and 93%, respectively.

At the La Parrilla Silver Mine:

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During the quarter, the flotation circuit processed 72,249 tonnes (803 tpd) with an average silver grade of 114 g/t and a 75% recovery while the cyanidation circuit processed 18,909 tonnes (210 tpd) with an average silver grade of 54 g/t and a 62% recovery for total production of 441,095 silver equivalent ounces.

•	Due to limited underground oxide resources, the cyanidation circuit was retrofitted in January to reprocess the tailings from the flotation circuit as a means to improve overall silver recoveries.

•	The lead circuit processed an average lead grade of 1.8% with recoveries of 69% for total lead production of 1.9 million pounds, representing a 7% increase compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.6% with recoveries of 48% for total zinc production of 1.3 million pounds, representing a 14% decrease compared to the previous quarter.

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The microbubble flotation columns, which are designed to increase metallurgical recoveries, are expected to be delivered and installed during the second quarter followed by commissioning activities in the third quarter.

At the Del Toro Silver Mine:

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During the quarter, Del Toro produced a total of 112,158 silver equivalent ounces reflecting a 54% decrease compared to the prior quarter following the Company’s decision to reduce mill throughput to approximately 270 tpd in order to give the Company time to drill and develop additional resources throughout 2019.

•	Silver grades and recoveries during the quarter averaged 114 g/t and 74%, respectively.

•	Lead grades and recoveries averaged 2.1% and 61%, respectively, producing a total of 0.7 million pounds of lead representing a 52% decrease compared to the previous quarter.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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